UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GODADDY INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

380237107

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 380237107

1	Names of Reporting Persons* YAM Special Holdings, Inc. (formerly known as The Go Daddy Group, Inc.) 86-1047155
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 31,856,015 [a]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 31,856,015 [a]
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,856,015 [a]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 36.4%[a]
12	Type of Reporting Person (See Instructions) CO

[a]	Includes 31,856,015 shares of the Class B voting common stock of the Issuer and 31,856,015 membership interest Units in Desert Newco LLC. Subject to the terms of the Exchange Agreement, by and among the Issuer and other parties thereto, shares of the Class B common stock and an equal number of Units in Desert Newco LLC are exchangeable for shares of the Class A common stock on a one-for-one basis.

SCHEDULE 13G

CUSIP No. 380237107

1	Names of Reporting Persons* Robert R. Parsons
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 31,856,015 [a]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 31,856,015 [a]
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,856,015 [a]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 36.4% [a]
12	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 380237107

1	Names of Reporting Persons* Robert Ralph Trust, dated 12/2/11
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 31,856,015 [a]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 31,856,015 [a]
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,856,015 [a]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 36.4% [a]
12	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer: GoDaddy Inc.

(b)	Address of Issuer’s Principal Executive Offices: 14455 N. Hayden Rd., Scottsdale, AZ 85260

Item 2.

(a)	Name of Person Filing: YAM Special Holdings, Inc.

(b)	Address of Principal Business Office or, if None, Residence: 15475 N. 84th St., Scottsdale, AZ 85260

(c)	Citizenship: N/A

(d)	Title and Class of Securities: Class A common stock

(e)	CUSIP No.: 380237107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: 31,856,015

Robert R. Parsons is the trustee of Robert Ralph Trust, dated 12/2/11, which owns and controls 100% of the shares of YAM Special Holdings, Inc. (“YAM”) and is YAM’s sole director and president. Accordingly, under applicable securities laws, Mr. Parsons and the Robert Ralph Trust, dated 12/2/11 may be deemed to be beneficial owner of securities that are owned by YAM, and this Schedule 13G includes Mr. Parsons and the Robert Ralph Trust, dated 12/2/11 as a Reporting Person with respect to the shares of the Issuer that are owned by YAM.

YAM, Mr. Parsons and Robert Ralph Trust, dated 12/2/11 have entered into a Joint Filing Agreement to file jointly Schedule 13G and any amendments thereto with respect to securities of the Issuer, GoDaddy Inc., that are beneficially owned or deemed to be beneficially owned by them. A copy of the Joint Filing Agreement is attached to and incorporated into this Schedule 13G as Exhibit “A”.

The ownership percentages set forth below calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), are based on 87,469,399 shares of Class A Common Stock outstanding as of October 28, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016, plus the number of shares of Class A Common Stock that may be received upon exchange of limited liability company units of Desert Newco, LLC and an equal number of shares of Class B Common Stock of the Issuer (collectively, “Units of Desert Newco, LLC” and which together are exchangeable on a one-for-one basis for shares of Class A Common Stock of the Issuer) beneficially owned by the Reporting Person.

YAM, Robert R. Parsons and Robert Ralph Trust, dated 12/2/11 (the “Reporting Persons”) may be deemed to be the beneficial owners of 31,856,015 shares of Class A Common Stock of the Issuer, which represents 36.4% of the total number of shares of Class A Common Stock outstanding calculated pursuant to Rule 13d-3.

Entities affiliated with Mr. Robert Parsons and each of Kohlberg Kravis Roberts & Co. L.P., Silver Lake Partners and Technology Crossover Ventures (collectively, the “Stockholders”) are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, YAM, Mr. Robert Parsons, Robert Ralph Trust, dated 12/2/11 the Stockholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 109,746,781 shares of Class A Common Stock, or 67.5% of the Class A Common Stock of the Issuer outstanding calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with Kohlberg Kravis Roberts & Co. L.P., Silver Lake Partners and Technology Crossover Ventures are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

If all Units of Desert Newco, LLC held by the Reporting Persons and all other holders were exchanged for newly issued shares of Class A Common Stock, there would be a total of 166,057,342 shares of Class A Common Stock outstanding as of October 28, 2016, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016, and the Reporting Persons would be deemed, in the aggregate, to be the beneficial owners of 19.2% of the outstanding Class A Common Stock.

(b)	Percent of Class: See Item 4(a) above.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 of each cover page and Item 4(a) above.

(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page and Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page and Item 4(a) above.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page and Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certifications.

*	All of the subject shares of the Issuer, GoDaddy Inc., are owned by YAM Special Holdings, Inc. (formerly, The Go Daddy Group, Inc.) (“YAM”), Robert R. Parsons and Robert Ralph Trust, dated 12/2/11. None of the subject shares of the Issuer are held personally by Robert R. Parsons.

Robert R. Parsons is the trustee of Robert Ralph Trust, dated 12/2/11, which owns and controls 100% of the shares of YAM and is YAM’s sole director and president. Accordingly, under applicable securities laws, Mr. Parsons and the Robert Ralph Trust, dated 12/2/11 may be deemed to be beneficial owner of securities that are owned by YAM, and this Schedule 13G includes Mr. Parsons and the Robert Ralph Trust, dated 12/2/11 as a Reporting Person with respect to the shares of the Issuer that are owned by YAM.

YAM, Mr. Parsons and Robert Ralph Trust, dated 12/2/11 have entered into a Joint Filing Agreement to file jointly Schedule 13G and any amendments thereto with respect to securities of the Issuer, GoDaddy Inc., that are beneficially owned or deemed to be beneficially owned by them. A copy of the Joint Filing Agreement is attached to and incorporated into this Schedule 13G as Exhibit “A”.

Pages 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2017

YAM SPECIAL HOLDINGS, INC.,

an Arizona corporation

By:	/s/ Robert R. Parsons
Name:	Robert R. Parsons
Title:	President

/s/ Robert R. Parsons
Robert R. Parsons, Individually

Robert Ralph Trust, dated 12/2/11
/s/ Robert R. Parsons
Robert R. Parsons, Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit “A”

Rule 13d-1(k)(1) Agreement

JOINT FILING AGREEMENT

YAM Special Holdings, Inc. (formerly known as The Go Daddy Group, Inc.), an Arizona corporation, Robert R. Parsons, individually, and Robert Ralph Trust, dated 12/2/11 (the “Filing Persons”), hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate beneficial ownership, including any deemed beneficial ownership, by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934 with respect to the issuer, GoDaddy Inc.

Each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to the other Filing Person.

IN WITNESS WHEREOF, the undersigned have entered into this Joint Filing Agreement this 23 day of February, 2017.

YAM SPECIAL HOLDINGS, INC., an Arizona corporation

By:	/s/ Robert R. Parsons	/s/ Robert R. Parsons
Name: Robert R. Parsons		Robert R. Parsons, Individually
Title: President

Robert Ralph Trust, dated 12/2/11

By:	/s/ Robert R. Parsons
Name: Robert R. Parsons
Title: Trustee